

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 2, 2021

Marc Pelletier
Chief Executive Officer
Gardiner Healthcare Acquisitions Corp.
3107 Warrington Road
Shaker Heights, OH 44120

> **Re: Gardiner Healthcare Acquisitions Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed November 19, 2021**
> **File No. 333-260422**

Dear Mr. Pelletier:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 15, 2021 letter.

Amendment No. 1 to Form S-1 filed on November 19, 2021

Financial Statements
Notes 9 and 10 - Subsequent Events, page F-15

1.    Please revise your footnote to also disclose the date that subsequent events were evaluated through. Refer to ASC 855-10-50-1a.

Marc Pelletier
Gardiner Healthcare Acquisitions Corp.
December 2, 2021
Page 2

You may contact Dale Welcome at 202-551-3865 or John Cash at 202-551-3768 if you have questions regarding comments on the financial statements and related matters.  Please contact Evan Ewing at 202-551-5920 or Jay Ingram at 202-551-3397 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing